NATIONAL FINANCIAL PARTNERS	Stan Barton Executive Vice President General Counsel Chief Compliance Officer

	340 Madison Avenue 19th Floor New York, NY 10173
	phone	212.301.1022
	fax	212.301.1122
	sbarton@nfp.com

September 3, 2009

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	National Financial Partners Corp.
Registration Statement on Form S-3
Filed August 21, 2009
File No. 333-161481

Dear Mr. Riedler:

Reference is made to (i) the letter dated August 31, 2009 from me to you, and (ii) the telephone conferences between Richard B. Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to National Financial Partners Corp., a Delaware corporation (the “Company” or “we”), and Rose Zukin of the Securities and Exchange Commission (the “Commission”) on September 2, 2009 and September 3, 2009.

The Company respectfully submits supplemental information with respect to the comments (the “Comments”) of the staff (the “Staff”) of the Commission conveyed telephonically on September 2, 2009 and September 3, 2009.

In response to the Staff’s Comment, we propose revising the “Selling Stockholders” section of the Registration Statement to specify that while we are unable to identify all known selling stockholders at this time, as of August 21, 2009, the date of original filing of the registration statement, up to 3,837,252 shares of common stock had the benefit of “piggyback” registration rights.

The full text of the “Selling Stockholders” section, as proposed, will be revised in its entirety as follows:

“This prospectus relates in part to the possible sale by certain of our stockholders, or the selling stockholders, who own shares of common stock acquired through an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder, for transactions by an issuer not involving a public offering. The selling stockholders are parties to either a second amended and restated stockholders agreement or a lock-up agreement with us, and have certain “piggyback” registration rights, as described in more detail in “Description of Common Stock.”

Because these “piggyback” registration rights are exercisable at the option of the selling stockholders, at this time we are unable to identify with certainty the selling stockholders who may choose to participate in a future public offering of common stock. As of August 21, 2009, the date of original filing of this registration statement, up to 3,837,252 shares of common stock had the benefit of “piggyback” registration rights. Specific information about any such selling stockholders will be set forth in the applicable prospectus supplement.”

Additionally, in response to the Staff’s Comments, we have revised the face page of the registration statement to re-insert the “Calculation of Registration Fee” table as originally filed on August 21, 2009.

Finally, with respect to the Staff’s Comment regarding the subsequent identification of the selling stockholders, we confirm that (i) the Company is eligible to rely on Rule 430B(b) under the Securities Act of 1933 (the “Act”) and (ii) the Company intends to identify the selling stockholders in a prospectus filed pursuant to Rule 424(b) under the Act in accordance with Rule 430B(d) under the Act and the guidance of the Staff in Question 140.03 of Compliance & Disclosure Interpretations of Regulation S-K.

Acknowledgment

The Company acknowledges (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Please contact the undersigned at (212) 301-1022 should you require further information or have any questions.

Very truly yours,

/s/ Stancil E. Barton

Stancil E. Barton

Executive Vice President and General Counsel

cc:	Phyllis G. Korff, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036